Exhibit 7.1

Todd C. Amsdell	20935 Avalon Drive Rocky River, Ohio 44116 Tel: (216) 337-0234

December 30, 2008
VIA OVERNIGHT COURRIER AND EMAIL
U-Store-It Trust
460 E. Swedesford Road
Suite 3000
Wayne, PA 19087
Attn: Kathleen A. Weigand, Corporate Secretary (or her successor as Corporate Secretary)
Re:     Trustee Nominations for the U-Store-It Trust
Dear Ms. Weigand:
As a shareholder of U-Store-It Trust, a Maryland real estate investment trust (“YSI”), I nominate myself and David P. Horton for election to YSI’s Board of Trustees at the upcoming annual meeting of shareholders. I believe that YSI will benefit from the industry experience that Mr. Horton and I will bring to the Board. My intimate experience with the development and operations of YSI’s properties and Mr. Horton’s extensive background in accounting and finance will bring a wealth of expertise and a healthy perspective to the Board’s deliberations. I strongly believe that our involvement will help facilitate the planning and direction needed to ultimately enhance shareholder value. I am hopeful that the nominating committee will arrive at the same conclusion.
Pursuant to YSI’s requirements for trustee nominations, attached as Exhibits A and B is the required information for Mr. Horton and myself respectively.
By signing this letter below, I hereby consent to being named in YSI’s proxy statement as a trustee nominee and to serving as a trustee if elected. Mr. Horton’s consent is attached.
Please do not hesitate to contact me at (216) 337-0234 if you need any additional information. Mr. Horton and I will be available to meet with members of the nominating committee to discuss our qualifications to serve as trustees.

Very truly yours,
/s/ Todd C. Amsdell
Todd C. Amsdell

cc:	Christopher P. Marr Timothy M. Martin John A. Goode William M. Diefendefer III (via email only) Harold S. Haller (via email only) John C. Dannemiller (via email only)
Enclosures

December 30, 2008
U-Store-It Trust
460 E. Swedesford Road
Suite 3000
Wayne, PA 19087
Attn: Kathleen A. Weigand, Corporate Secretary (or her successor as Corporate Secretary)
Re:     Consent to Trustee Nomination
Dear Ms. Weigand:
I hereby consent to being named in YSI’s proxy statement as a trustee nominee and to serving as a trustee if elected.

Very truly yours,
/s/ David P. Horton
David P. Horton

Exhibit A
Information Regarding Nominee David P. Horton

Name and Age	David P. Horton, age 46

Residence	4748 Salems Way Medina, Ohio 44256

Business Address	Amsdell Companies One International Place 20445 Emerald Parkway Drive SW Suite 220 Cleveland, Ohio 44135

Shares Beneficially Owned or Owned of Record	75,000 common shares of beneficial interest

37,500 of these shares are jointly owned by Mr. Horton and his spouse; the remaining shares are owned by Mr. Horton. All of the shares are held by Mr. and Mrs. Horton in street name at TD Ameritrade.

Business Experience	David P. Horton is well-qualified to serve as a Trustee for YSI. He has over 20 years of experience in accounting and finance. He became CFO of the Amsdell group of companies June 1, 2008, and oversees all of the financial strategy, treasury and financial reporting functions of the companies.

From 1999 to 2007, he served as Chief Financial Officer of Resolve Corporation and Resolve Business Outsourcing Income Fund (RBOIF), an income fund (or business trust) publicly traded on the Toronto Stock Exchange. Resolve is a market leading business services company supporting back office, marketing and customer service functions for large companies and employs over 4,000 people in 28 North American locations. During his tenure as CFO of RBOIF, he also had General Manager responsibilities overseeing the logistics and marketing support groups. In this role he developed relationships with some of North America’s largest companies while managing over 10 locations and 1,000 employees on a day to day basis. RBOIF completed its initial public offering in March 2006. In 2007, Mr. Horton left RBOIF to act as an independent business consultant.

During the period 1991 to 1999, Mr. Horton was Vice President and Controller for Mr. Gasket, Inc., a subsidiary of Dana Corporation. Mr. Horton also spent over five years in public accounting, leaving Deloitte & Touche in 1991.

A-1

Exhibit B
Information Regarding Nominee Todd C. Amsdell

Name and Age	Todd C. Amsdell, age 40

Residence	20935 Avalon Drive Rocky River, Ohio 44116

Business Address	Amsdell Companies One International Place 20445 Emerald Parkway Drive SW Suite 220 Cleveland, Ohio 44135

Shares Beneficially Owned or Owned of Record	8,331,384 common shares of beneficial interest These shares include 487,684 shares owned by Todd Amsdell in street name at UBS Financial Services, Inc.

These shares also include 3,921,850 shares owned by the Robert J. Amsdell Family Irrevocable Trust dated June 4, 1998 and 3,921,850 shares owned by the Loretta Amsdell Family Irrevocable Trust dated June 4, 1998. The trusts are the record owner of some of these shares with the remainder held in street name at Credit Suisse Securities (USA) LLC. The address for each trust is c/o Bernard L. Karr, trustee, McDonald Hopkins Co., LPA, 600 Superior Avenue E., Suite 2100, Cleveland, Ohio 44114.

Todd C. Amsdell is the business advisor and a beneficiary with respect to each trust. Mr. Amsdell may be considered a beneficial owner of the securities held in the trusts under Section 13(d) of the Exchange Act of 1934 but disclaims beneficial ownership except to the extent of his pecuniary interest therein.

Business Experience	Todd C. Amsdell is uniquely qualified to be a Trustee of YSI. Mr. Amsdell has over 20 years of experience in the self-storage industry, primarily in the development and management of self-storage properties across the United States within both the private and public company environments. He currently serves as President and CEO of the Amsdell group of companies, and is directly responsible for overseeing the executive and property management operations of all of its self-storage, office and industrial real estate properties across the country. Furthermore, Mr. Amsdell served as Chief Operating Officer of YSI from its

B-1

initial public offering in October 2004 until February 2007, and was directly responsible for the property management operations of all of YSI’s facilities across the country. Prior to becoming COO of YSI, Mr. Amsdell served as President of U-Store-It Mini-Warehouse Co. (which became a management arm of YSI), and was directly responsible for the property management operations of over 154 self-storage properties across the country owned by various Amsdell entities (which properties later became a part of YSI). Furthermore, Mr. Amsdell has also served on the Board of Directors of the Self-Storage Association Foundation and the Diamond Storage Alliance, a network of self storage operators designed to market self storage to national commercial customers. Mr. Amsdell earned a B.A. in Economics Management from Ohio Wesleyan University. He is the son of Robert J. Amsdell, the co-founder, former Chairman of the Board of Trustees and former CEO of YSI. He is also the nephew of Barry L. Amsdell, co-founder and formerly a Trustee of YSI.

Late Section 16 Reports	As a result of his status as a former executive officer of YSI and a beneficial owner of more than 10% of its outstanding shares, Todd C. Amsdell is required to file certain reports with the Securities and Exchange Commission pursuant to Section 16(a) of the Exchange Act of 1934. One such report reporting one transaction was filed late during YSI’s fiscal year ending December 31, 2008.

Related Transactions	For the purposes of 17 C.F.R. § 229.404, neither Todd C. Amsdell nor any of his immediate family members engaged in related transactions during 2007 or 2008 other than those disclosed in YSI’s definitive proxy statement dated April 4, 2008 and other documents filed by YSI with the Securities and Exchange Commission.

B-2